CONSULTING AGREEMENT


	Agreement dated and effective as of December 8, 1998, between THE IRISH INVESTMENT FUND, INC., a Maryland corporation
        (herein referred to as the "Fund") and Salomon Brothers Asset Management Inc, a Delaware Corporation (herein referred to as "SaBAM").

	1.	SaBAM hereby undertakes and agrees, upon the terms and
        conditions herein set forth, (i) to evaluate general trends in the closed-end fund market place and to provide the Fund with options for the future development of the Fund including new issues, issuance of warrants and expansion of investment parameters; (ii) to monitor the shares of the Fund versus the shares of a peer group of European closed-end investment companies with respect to market price, net asset value, distributions and other market indices and performance indicators; (iii) to track and evaluate the trading volume and discount/premium to net asset value of the Fund and its peer group, including examining trends in trading volume and share activity with the Fund's specialist and to discuss actions and remedies taken in the market place with respect to such variations from net asset value;
        (iv) to seek opportunities to highlight and promote the Fund in the brokerage community and in the media; (v) to provide investors with in formation on the Irish economy generally and the securities market, the Fund's net asset value, general composition and other asset management issues, such information to be provided from time to time via a toll free telephone number provided by SaBAM; (vi) to provide shareholder services sufficient to answer all inquiries regarding the Fund and to maintain the Fund's shareholder mailing list for quarterly reports; and (vii) to furnish, without undue expense to SaBAM,for the use of the Fund such office space and facilities as the Fund may require for its reasonable needs in New York and to furnish, at the expense of SaBAM, clerical services in New York related to research, statistical and investment work for the benefit of the Fund.

        In connection herewith, SaBAM agrees to maintain a staff within its organization to furnish the above services to the Fund. SaBAM shall bear all expenses arising out of its duties hereunder.

	2.	The Fund agrees to pay in U.S. Dollars to SaBAM, as full
        compensation for the services to be rendered and expenses to be borne by SaBAM hereunder, a fee, payable monthly in twelve equal installments, in the amount of $ 165,000. The fee for the period from the end of the last month ending prior to termination of this agreement to the date of termination shall be pro-rated according to the proportion which such period bears to the full monthly period. Except as provided below, each payment of a monthly fee to SaBAM shall be made within ten days of the first day of each month following the day as of which such payment is computed. Upon the termination of this Agreement before the end of any month, such fee shall be payable on the date of termination of this Agreement.



        3. The services provided hereunder by SaBAM are not to be deemed exclusive and SaBAM and any of its affiliates or related persons are free to render similar services to others and to use the research developed in connection with this Agreement for other clients or affiliates. Nothing herein shall be construed as constituting SaBAM an agent of the Fund.

	4.	SaBAM may rely on information reasonably believed by it to be accurate and reliable. Neither SaBAM nor its officers, directors, employees, agents or any controlling persons as defined in the Investment Company Act of 1940 as amended, shall be subject to any liability for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Fund in the course of, connected with or arising out of any services to be rendered hereunder except by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard on the part of SaBAM of its obligations and duties under this Agreement.
        Any person, even though also employed by SaBAM, who may be or become an employee of the Fund shall be deemed, when acting within the scope of his employment by the Fund, to be acting in such employment solely for the Fund and not as an employee or agent of SaBAM.

	5.	This Agreement may be terminated at any time, without penalty, by the Fund's Board of Directors, by vote of holders of a majority of the outstanding voting securities of the Fund or by SaBAM, upon 60 days' written notice delivered to each party hereto. Any such notice shall be deemed given when received by the addressee.

	6.	This Agreement shall be governed, construed and interpreted
        in accordance with the laws of the State of New York.

	7.	Any notice hereunder shall be in writing and shall be
        delivered in person or by telex or facsimile (followed by mailing such notice, air mail postage prepaid, on the day on which such telex or facsimile is sent to the address set forth below) to the following address, telex and facsimile numbers:

		If to the Fund, to the attention of Richard H. Rose, President, c/o First Data Investor Services Group, Inc., 53 State Street, Boston, MA 02109, Telephone No.
                (617) 573-1351, Facsimile No. (617) 557-7125, with copy
                to Elizabeth A. Russell, Secretary, 53 State Street, Boston, MA 02109, Telephone No. (617) 573-1531,
                Facsimile No. (617) 722-9269.

		If to Salomon Brothers Asset Management Inc, to the attention of Mary McNiff, 7 World Trade Center, New York, NY 10048, Telephone No. (212) 783-6339, Facsimile No. (212) 783-2163.
                or to such other address as to which the recipient shall have informed the other parties in writing.


		Unless specifically provided elsewhere, notice given as provided above shall be deemed to have been given, if by personal delivery, on the day of such delivery, and, if by telex of facsimile and mail, on the date on which such telex or facsimile and confirmatory letter are sent.

	8.	Each party hereto irrevocably agrees that any suit, action or proceeding against SaBAM or the Fund arising out of or relating to this Agreement shall be subject exclusively to the jurisdiction of the United States District Court for the Southern District of New York and the Supreme Court of the State of New York, New York County, and each party hereto irrevocably submits to the jurisdiction of each such court in connection with any such suit, action or proceeding.
        Each party hereto waives any objection to the laying of venue of any such suit, action or proceeding in either such court, and waives any claim that such suit, action or proceeding has been brought in an inconvenient forum. Each party hereto irrevocably consents to service of process in connection with any such suit, action or proceeding by mailing a copy thereof by registered or certified mail, postage prepaid, to their respective addresses, as set forth in this Agreement.

		IN WITNESS WHEREOF, the parties have executed this Agreement by their officers thereunto duly authorized as of the day and year first written above.

				THE IRISH INVESTMENT FUND, INC.


				By:
					Name:		Richard H. Rose
					Title:		President


				SALOMON BROTHERS ASSET MANAGEMENT INC


				By:
					Name:
					Title:
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